UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
 (Amendment No. 5)*

Duncan Energy Partners L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

265026 10 4
(CUSIP Number)

Richard H. Bachmann
1100 Louisiana, 10th Floor
Houston, Texas 77002
(713) 381-6500
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)

July 10, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D/A, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A

CUSIP No.	265026 10 4
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Dan L. Duncan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
382,500
8	SHARED VOTING POWER
33,986,140
9	SOLE DISPOSITIVE POWER
382,500
10	SHARED DISPOSITIVE POWER
33,986,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,368,640
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13D/A

CUSIP No.	265026 10 4
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
DD Securities LLC 26-1585743
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
103,100
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
103,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
103,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO-limited liability company

SCHEDULE 13D/A

CUSIP No.	265026 10 4
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
EPCO, Inc. (formerly Enterprise Products Company) 74-1675622
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
99,453
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
99,453
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
99,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D/A

CUSIP No.	265026 10 4
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
EPCO/Fantome, LLC 74-1675622
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
99,453
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
99,453
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
99,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO-limited liability company

SCHEDULE 13D/A

CUSIP No.	265026 10 4
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
EPCO Holdings, Inc. 20-2936507
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
99,453
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
99,453
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
99,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D/A

CUSIP No.	265026 10 4
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Dan Duncan LLC 76 0516773
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
33,783,587
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
33,783,587
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,783,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO-limited liability company

SCHEDULE 13D/A

CUSIP No.	265026 10 4
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
EPE Holdings, LLC 13 4297068
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
33,783,587
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
33,783,587
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,783,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO-limited liability company

SCHEDULE 13D/A

CUSIP No.	265026 10 4
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Enterprise GP Holdings L.P. 20 2133626
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
33,783,587
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
33,783,587
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,783,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D/A

CUSIP No.	265026 10 4
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Enterprise Products GP, LLC 76 0568221
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
33,783,587
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
33,783,587
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,783,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO-limited liability company

SCHEDULE 13D/A

CUSIP No.	265026 10 4
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Enterprise Products Partners L.P. 76 0568219
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
33,783,587
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
33,783,587
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,783,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D/A

CUSIP No.	265026 10 4
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Enterprise Products OLPGP, Inc. 83 0378402
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
33,783,587
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
33,783,587
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,783,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D/A

CUSIP No.	265026 10 4
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Enterprise Products Operating LLC 26-0430539
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
33,783,587
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
33,783,587
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,783,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO-limited liability company

SCHEDULE 13D/A

CUSIP No.	265026 10 4
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Enterprise Products GTM, LLC 20-0534075
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
33,783,587
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
33,783,587
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,783,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO-limited liability company

SCHEDULE 13D/A

CUSIP No.	265026 10 4
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Enterprise GTMGP, LLC 20-0269588
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
33,783,587
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
33,783,587
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,783,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO-limited liability company

SCHEDULE 13D/A

CUSIP No.	265026 10 4
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Enterprise GTM Holdings L.P. 76-0568220
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
33,783,587
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
33,783,587
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,783,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Item 1. Security and Issuer.

This Amendment No. 5 to Schedule 13D (“Schedule 13D/A”) relates to the common units representing limited partner interests (the “Common Units”) in Duncan Energy Partners L.P., a Delaware limited partnership (the “Issuer” or “DEP”), whose principal executive offices are located at 1100 Louisiana, 10th Floor, Houston, Texas 77002, and updates the Schedule 13D originally filed by Dan L. Duncan and his affiliates on February 15, 2007, as amended by Amendment No. 1 thereto, filed February 29, 2008, Amendment No. 2 thereto, filed December 18, 2008, Amendment No. 3 thereto, filed April 30, 2009 and Amendment No. 4 thereto, filed June 19, 2009 (“Original Schedule 13D”).  Capitalized terms not defined herein have the meanings given to them in the Original Schedule 13D.

Item 2.  Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

This Schedule 13D/A is being filed by Dan L. Duncan, an individual residing in Houston, Texas (“Dan Duncan”), DD Securities LLC, a Texas limited liability company (“DD Securities”), EPCO, Inc. (formerly Enterprise Products Company), a Texas corporation (“EPCO”), EPCO/ Fantome, LLC, a Delaware limited liability company (“Fantome”), EPCO Holdings, Inc., a Delaware corporation (“EPCO Holdings”), Dan Duncan LLC, a Texas limited liability company (“DD LLC”), EPE Holdings, LLC, a Delaware limited liability company (“EPE GP”), Enterprise GP Holdings L.P., a Delaware limited partnership (“EPE”), Enterprise Products GP, LLC, a Delaware limited liability company (“EPD GP”), Enterprise Products Partners L.P., a Delaware limited partnership (“EPD”), Enterprise Products OLPGP, Inc., a Delaware corporation (“OLPGP”), Enterprise Products Operating LLC, a Texas limited liability company (successor to Enterprise Products Operating L.P.) (“EPO”), Enterprise Products GTM, LLC, a Delaware limited liability company (“GTM LLC”), Enterprise GTMGP, LLC, a Delaware limited liability company (“GTMGP”), and Enterprise GTM Holdings L.P., a Delaware limited partnership (“Enterprise GTM”). Dan Duncan, DD Securities, EPCO Holdings, DD LLC, EPE GP, EPE, EPD GP, EPD, OLPGP, EPO, GTM LLC, GTMGP and Enterprise GTM are collectively referred to herein as the “Reporting Persons.”

Dan Duncan’s business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Dan Duncan is a Director and Chairman of DEP Holdings, LLC, a Delaware limited liability company and the sole general partner of the Issuer (the “General Partner”). Also, Dan Duncan is a Director and Chairman of EPE Holdings, LLC, a Delaware limited liability company and the sole general partner of EPE. EPE is the sole member of EPD GP. The General Partner’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

DD Securities is an entity controlled by Dan Duncan as its sole member. As such, Dan Duncan owns 100% of the membership interests in DD Securities. DD Securities has no independent operations, and its principal functions are to hold, purchase or sell some of the personal investments of Dan Duncan. DD Securities’ principal business address is 1100 Louisiana Street, Suite 1000, Houston, Texas 77002.

EPCO is an entity controlled by Dan Duncan through Dan Duncan’s 50.4% ownership interest in the Class A Common Stock of EPCO. EPCO’s principal business is to provide employees and management and administrative services to EPD and EPD GP in its capacity as general partner of EPD. In addition, EPCO provides employees and management and administrative services to certain other entities, including EPE and its general partner, TEPPCO Partners, L.P., a publicly traded Delaware limited partnership (“TEPPCO”), and its general partner and DEP. In addition, EPCO owns and operates a trucking business that provides transportation services to the NGL and petrochemical industry. EPCO’s principal business address and principal office address is 1100 Louisiana, 10th Floor, Houston, Texas 77002.

Fantome is a wholly owned subsidiary of EPCO. Fantome has no independent operations, and its principal function is to act as financing subsidiary of EPCO. Fantome’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO Holdings has no independent operations, and its principal function is to act as a financing subsidiary of EPCO.  EPCO Holdings’ principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

DD LLC is an entity controlled by Dan Duncan as sole member. Dan Duncan owns 100% of the membership interests in DD LLC. DD LLC owns 100% of the membership interests in EPE GP. DD LLC has no independent operations, and its principal functions are to directly and indirectly hold equity interests in EPD, equity interests in EPE and other personal investments of Dan Duncan. DD LLC’s principal business address is 1100 Louisiana Street, Suite 1000, Houston, Texas 77002.

EPE GP owns a 0.01% general partner interest in EPE. EPE GP has no independent operations, and its principal functions are to directly and indirectly hold general partner interests in EPE. EPE GP’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

EPE owns 100% of the equity interests in EPD GP. EPE has no independent operations, and its principal functions are to directly hold a 100% membership interest in EPD GP and Common Units of EPD, 100% of the membership interests in the general partner of TEPPCO and Common Units of TEPPCO, as well as an ownership interest in the general partner and Common Units of Energy Transfer Equity,  L.P. EPE’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

EPD GP owns a 2.0% general partner interest in EPD. EPD GP acts as the general partner of EPD. EPD GP’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

EPD owns 100% of the equity interests in OLPGP and 99.999% of the membership interests in EPO. EPD has no independent operations, and its principal functions are to directly and indirectly hold membership interests in EPO. EPD’s principal business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

OLPGP owns 0.001% of the membership interests in EPO. OLPGP has no independent operations, and its principal functions are to directly and indirectly hold membership interests in EPO and other affiliates of EPD. OLPGP’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

EPO is an indirect wholly owned subsidiary of EPD and owns 100% of the membership interests in GTM LLC. EPO’s principal business includes natural gas gathering, processing, transportation and storage; NGL fractionation (or separation), transportation, storage and import and export terminaling; crude oil transportation; and offshore production platform services and it also directly holds ownership interests in GTM LLC and the Issuer. EPO’s principal business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

GTM LLC owns 100% of the membership interests in GTMGP.  GTM LLC has no independent operations, and its principal functions are to directly hold membership interests in GTMGP.  GTM LLC’s principal business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

GTMGP owns a 1.0% general partner interest in Enterprise GTM.  GTMGP acts as the general partner of Enterprise GTM.  GTMGP’s principal business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

Enterprise GTM is an indirect wholly owned subsidiary of EPO.  Enterprise GTM has no independent operations, and its principal functions are to directly hold the limited partner interests in the Issuer and certain equity interests of other affiliates of EPO.  Enterprise GTM’s principal business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

Appendix A hereto sets forth information with respect to the directors and executive officers of OLPGP and the managers and executive officers of DD Securities, EPCO, Fantome, EPCO Holdings, DD LLC, EPE GP, EPD GP, EPO, GTM LLC and GTMGP (collectively, the “Listed Persons”).

During the last five years, no Reporting Person nor, to the best of their knowledge, any Listed Person, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is amended by adding the following paragraph:

On June 23, 2009, EPCO Holdings purchased 99,453 Common Units in a private sale at a price of $15.58 per Common Unit. The source of funds used to purchase these Common Units was cash on hand.

On June 24, 2009, Dan Duncan purchased 62,000 Common Units on the open market at an average price of $15.9096 per Common Unit.  On June 25, 2009, Dan Duncan purchased 38,000 Common Units on the open market at an average price of $15.9815 per Common Unit.  The source of funds used to purchase such Common Units was cash on hand.

Item 4.  Purpose of the Transaction.

Item 4 of the Original Schedule 13D is amended by adding the following paragraph:

The purpose of Dan Duncan’s and EPCO Holdings’ acquisition of Common Units was to hold such Common Units for investment purposes.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended by adding the following paragraph:

On July 10, 2009, the Issuer agreed to repurchase 943,400 Common Units from Enterprise GTM pursuant to a common unit purchase agreement with EPO and Enterprise GTM (in connection with the exercise of an underwriters’ overallotment option), such number of Common Units to be equal to the number of Common Units concurrently with the closing by the Issuer of the overallotment offering.  The price per Common Unit repurchased by the Issuer from Enterprise GTM is equal to the net price per Common Unit, after deducting underwriting discounts and commissions, that the Issuer receives from such offering.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended in its entirety as follows:

99.1
Purchase and Sale Agreement dated as of December 8, 2008 by and among (a) Enterprise Products Operating LLC and Enterprise GTM Holdings L.P. as the Seller Parties and (b) Duncan Energy Partners L.P., DEP Holdings, LLC, DEP Operating Partnership, L.P. and DEP OLP GP, LLC as the Buyer Parties (incorporated by reference to Exhibit 10.1 to the Form 8-K filed December 8, 2008).

99.2
Unit Purchase Agreement, dated as of December 8, 2008, by and between Duncan Energy Partners L.P. and Enterprise Products Operating LLC (incorporated by reference to Exhibit 10.9 to the Form 8-K filed December 8, 2008).

99.3
Third Amendment to Amended and Restated Partnership Agreement of Duncan Energy Partners L.P. dated as of December 8, 2008 (incorporated by reference to Exhibit 3.1 to the Form 8-K filed December 8, 2008).

99.4
Common Unit Purchase Agreement dated as of June 15, 2009 by and among Enterprise Products Operating LLC and Enterprise GTM Holdings L.P. as the Sellers and Duncan Energy Partners L.P. as the Buyer (incorporated by reference to Exhibit 1.2 to the Form 8-K filed June 18, 2009).

99.5*	Joint Filing Agreement among the Reporting Persons dated July 14, 2009.

* - Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2009	/s/ Dan L. Duncan Dan L. Duncan DD SECURITIES LLC By: /s/ Richard H. Bachmann Richard H. Bachmann Executive Vice President, Chief Legal Officer, Secretary and Manager
EPCO, INC.

By:    /s/ Richard H. Bachmann
Richard H. Bachmann
Group Vice Chairman, Chief Legal Officer,
          Secretary and Director

EPCO/FANTOME, LLC

By:    /s/ Richard H. Bachmann
Richard H. Bachmann
Executive Vice President, Chief Legal Officer,
          Secretary and Director

EPCO HOLDINGS, INC. By: /s/ Richard H. Bachmann Richard H. Bachmann Executive Vice President, Chief Legal Officer, Secretary and Director
DAN DUNCAN LLC By: /s/ Richard H. Bachmann Richard H. Bachmann Executive Vice President, Chief Legal Officer, Secretary and Manager
ENTERPRISE PRODUCTS OPERATING LLC

By:    Enterprise Products OLPGP, Inc., its Sole Manager

By:   /s/ Richard H. Bachmann
Richard H. Bachmann
Executive Vice President, Chief Legal Officer,
          Secretary and Director

ENTERPRISE PRODUCTS OLPGP, INC.

By:   /s/ Richard H. Bachmann
         Richard H. Bachmann
         Executive Vice President, Chief Legal Officer,
         Secretary and Director

ENTERPRISE PRODUCTS PARTNERS L.P.

By:    Enterprise Products GP, LLC, its general partner

By:    /s/ Richard H. Bachmann
Richard H. Bachmann
Executive Vice President, Chief Legal Officer,
          Secretary and Manager

ENTERPRISE PRODUCTS GP, LLC By: /s/ Richard H. Bachmann Richard H. Bachmann Executive Vice President, Chief Legal Officer, Secretary and Manager
EPE HOLDINGS, LLC By: Dan Duncan LLC, its Sole Member By: /s/ Richard H. Bachmann Richard H. Bachmann Executive Vice President, Chief Legal Officer, Secretary and Manager
ENTERPRISE GP HOLDINGS L.P.

By:    EPE HOLDINGS, LLC, its General Partner

By:    Dan Duncan LLC, its Sole Member

By:    /s/ Richard H. Bachmann
Richard H. Bachmann
Executive Vice President, Chief Legal Officer,
          Secretary and Manager

ENTERPRISE PRODUCTS GTM, LLC By: /s/ Daryl E. Smith Daryl E. Smith, Manager
ENTERPRISE GTMGP, LLC By: /s/ Michael A. Creel Michael A. Creel Executive Vice President, Chief Financial Officer and Manager
ENTERPRISE GTM HOLDINGS L.P. By: Enterprise GTMGP, LLC, its general partner By: /s/ Michael A. Creel Michael A. Creel Executive Vice President, Chief Financial Officer and Manager

APPENDIX A

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
ENTERPRISE PRODUCTS OLPGP, INC.

Directors and Executive Officers of Enterprise Products OLPGP, Inc. (“OLPGP”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of OLPGP. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with OLPGP; Other Present Principal Occupation
Dan L. Duncan
Chairman and Director

Chairman and Director of Enterprise Products GP, LLC, EPE Holdings, LLC, DEP Holdings, LLC and Enterprise GTMGP, LLC; President, Chief Executive Officer and Manager of both Dan Duncan LLC and DD Securities LLC

Michael A. Creel
President, Chief Executive Officer and Director

President, Chief Executive Officer and Director of Enterprise Products GP, LLC and Director of DEP Holdings, LLC; Executive Vice President, Chief Financial Officer and Director of Enterprise GTMGP, LLC

Richard H. Bachmann
Executive Vice President, Secretary, Chief Legal Officer and Director

Executive Vice President, Chief Legal Officer and Secretary and Director of Enterprise Products GP, LLC, EPE Holdings, LLC and Enterprise GTMGP, LLC; Executive Vice President, Chief Legal Officer and Secretary  and Manager of both Dan Duncan LLC and DD Securities LLC; President, Chief Executive Officer and Director of DEP Holdings, LLC

W. Randall Fowler
Executive Vice President, Chief Financial Officer and Director

Executive Vice President and Chief Financial Officer and Director of Enterprise Products GP, LLC and DEP Holdings, LLC and EPE Holdings, LLC; Executive Vice President, Chief Financial Officer, and Treasurer and Manager of both Dan Duncan LLC and DD Securities LLC; Senior Vice President and Treasurer of Enterprise GTMGP, LLC

A. J. Teague	Executive Vice President Executive Vice President, Chief Commercial Officer and Director of Enterprise Products GP, LLC and DEP Holdings, LLC; Executive Vice President of Enterprise GTMGP, LLC
William Ordemann
Executive Vice President and Chief Operating Officer

Executive Vice President and Chief Operating Officer of Enterprise Products GP, LLC and EPE Holdings, LLC; Executive Vice President of DEP Holdings, LLC; Senior Vice President of Enterprise GTMGP, LLC

1

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
DAN DUNCAN LLC

Managers and Executive Officers of Dan Duncan LLC (“DD LLC”). Set forth below is the name, current business address, citizenship, position with DD LLC and the present principal occupation or employment of each manager and executive officer of DD LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD LLC; Other Present Principal Occupation
Dan L. Duncan
President, Chief Executive Officer and Manager

Chairman and Director of Enterprise Products GP, LLC, EPE Holdings, LLC, DEP Holdings, LLC, Enterprise Products OLPGP, Inc. and Enterprise GTMGP, LLC; President, Chief Executive Officer and Manager of DD Securities LLC

Richard H. Bachmann
Executive Vice President, Chief Legal Officer, Secretary and Manager

Executive Vice President, Chief Legal Officer, Secretary and Director of Enterprise Products GP, LLC, EPE Holdings, LLC, Enterprise Products OLPGP, Inc. and Enterprise GTMGP, LLC;  Executive Vice President, Chief Legal Officer, Secretary and Manager of DD Securities LLC;
President, Chief Executive Officer and Director of DEP Holdings, LLC

Ralph S. Cunningham
Executive Vice President and Manager

President, Chief Executive Officer and Director of EPE Holdings, LLC;  Executive Vice President and Manager of DD Securities LLC;  Director of DEP Holdings, LLC and Enterprise Products GP, LLC; Interim President, Interim Chief Executive Officer, Group Executive Vice President, and Chief Operating Officer  and Director of Enterprise GTMGP, LLC

W. Randall Fowler
Executive Vice President, Chief Financial Officer and Treasurer and Manager

Executive Vice President, Chief Financial Officer and  Director of EPE Holdings, LLC, Enterprise Products GP, LLC, Enterprise Products OLPGP, Inc. and DEP Holdings, LLC;  Executive Vice President, Chief Financial Officer, Treasurer and Manager of DD Securities LLC; Senior Vice President and Treasurer of Enterprise GTMGP, LLC

2

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
DD SECURITIES LLC

Managers and Executive Officers of DD Securities LLC (“DD Securities”). Set forth below is the name, current business address, citizenship, position with DD Securities and the present principal occupation or employment of each manager and executive officer of DD Securities. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD Securities; Other Present Principal Occupation
Dan L. Duncan
President, Chief Executive Officer and Manager

Chairman and Director of Enterprise Products GP, LLC, EPE Holdings, LLC, DEP Holdings, LLC , Enterprise Products OLPGP, Inc. and Enterprise GTMGP, LLC; President, Chief Executive Officer and Manager of Dan Duncan LLC

Richard H. Bachmann
Executive Vice President, Chief Legal Officer, Secretary and Manager

Executive Vice President,  Chief Legal Officer, Secretary and Director of Enterprise Products GP, LLC, EPE Holdings, LLC, Enterprise Products OLPGP, Inc. and Enterprise GTMGP, LLC; Executive Vice President, Chief Legal Officer and Manager of Dan Duncan LLC

President, Chief Executive Officer and Director of DEP Holdings, LLC

Ralph S. Cunningham
Executive Vice President and Manager

President, Chief Executive Officer and Director of EPE Holdings, LLC;  Executive Vice President and Manager of Dan Duncan LLC; Director of DEP Holdings, LLC and Enterprise Products GP, LLC;  Interim President, Interim Chief Executive Officer, Group Executive Vice President, and Chief Operating Officer  and Director of Enterprise GTMGP, LLC

W. Randall Fowler
Executive Vice President, Chief Financial Officer, Treasurer and Manager

Executive Vice President, Chief Financial Officer and  Director of EPE Holdings, LLC, Enterprise Products GP, LLC, Enterprise Products OLPGP, Inc. and DEP Holdings, LLC; Executive Vice President, Chief Financial Officer and Treasurer and Manager of Dan Duncan LLC; Senior Vice President and Treasurer of Enterprise GTMGP, LLC

3

INFORMATION CONCERNING THE DIRECTORS AND
EXECUTIVE OFFICERS OF
EPCO, INC.

Directors and Executive Officers of EPCO, Inc. (“EPCO”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO; Other Present Principal Occupation
Dan L. Duncan	Group Co-Chairman and Director

Co-Chairman of EPCO Holdings, President and CEO and Manager of Dan Duncan LLC and DD Securities LLC, and Chariman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

Randa Duncan Williams	Group Co-Chairman and Director

Co-Chairman of EPCO Holdings, and Director of EPE Holdings, LLC

Richard H. Bachmann	Group Vice Chairman, Secretary, Chief Legal Officer, and Director

Executive Vice President, Chief Legal Officer, Secretary, and Director of EPCO Holdings, Enterprise Products GP, LLC, and EPE Holdings, LLC and Executive Vice President, Chief Legal Officer, Secretary, and Manager of Dan Duncan LLC and DD Securities LLC

Michael A. Creel	Group Vice Chairman, Chief Financial Officer, and Director

Executive Vice President, Chief Financial Officer, and Director of EPCO Holdings, President and CEO and Director of Enterprise Products GP, LLC,

Ralph S. Cunningham	Group Vice Chairman and Director

Executive Vice President and Manager of Dan Duncan LLC and DD Securities LLC, Director of Enterprise Products GP, LLC, and President and CEO and Director of EPE Holdings, LLC

W. Randall Fowler	President, Chief Executive Officer, and Director

President and CEO and Director of EPCO Holdings, Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC, Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

William Ordemann	Executive Vice President and Chief Operating Officer

Executive Vice President and Chief Operating Officer of EPCO Holdings, Enterprise Products GP, LLC, and EPE Holdings, LLC

4

INFORMATION CONCERNING THE DIRECTORS AND
EXECUTIVE OFFICERS OF
EPCO/FANTOME, LLC

Directors and Executive Officers of EPCO/Fantome, LLC (“Fantome”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of Fantome. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with Fantome; Other Present Principal Occupation
Dan L. Duncan	Co-Chairman

Group Co-Chairman and Director of EPCO, Co-Chairman of EPCO Holdings, President and CEO and Manager of Dan Duncan LLC and DD Securities LLC, and Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

Randa Duncan Williams	Co-Chairman

Group Co-Chairman and Director of EPCO, Co-Chairman of EPCO Holdings, and Director of EPE Holdings, LLC

W. Randall Fowler	President, Chief Executive Officer and Director

President and CEO and Director of EPCO and EPCO Holdings, Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC, Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary and Director

Group Vice Chairman, Secretary, Chief Legal Officer and Director of EPCO, Executive Vice President, Chief Legal Officer, Secretary, and Director of EPCO Holdings, Enterprise Products GP, LLC, and EPE Holdings, LLC and Executive Vice President, Chief Legal Officer, Secretary, and Manager of Dan Duncan LLC and DD Securities LLC

Michael A. Creel	Executive Vice President, Chief Financial Officer and Director

Group Vice Chairman, Chief Financial Officer and Director of EPCO, Executive Vice President, Chief Financial Officer, and Director of EPCO Holdings, President and CEO and Director of Enterprise Products GP, LLC,

5

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
EPCO HOLDINGS, INC.

Directors and Executive Officers of EPCO Holdings, Inc. (“EPCO Holdings”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO Holdings. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO Holdings; Other Present Principal Occupation
Dan L. Duncan	Co-Chairman

Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC, and President and CEO and Manager of Dan Duncan LLC and DD Securities LLC

Randa Duncan Williams	Co-Chairman

Director of EPE Holdings, LLC

Richard H. Bachmann	Executive Vice President, Secretary, Chief Legal Officer, and Director

Executive Vice President, Chief Legal Officer, Secretary, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC, and Executive Vice President, Chief Legal Officer, Secretary, and Manager of Dan Duncan LLC and DD Securities LLC

Michael A. Creel	Executive Vice President, Chief Financial Officer, and Director

President and CEO and Director of Enterprise Products GP, LLC

W. Randall Fowler	President and CEO and Director

Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC, Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

William Ordemann	Executive Vice President and Chief Operating Officer

Executive Vice President and Chief Operating Officer of Enterprise Products GP, LLC, and EPE Holdings, LLC

6

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
EPE HOLDINGS, LLC

Managers and Executive Officers of EPE Holdings, LLC (“EPE GP”). Set forth below is the name, current business address, citizenship, position with EPE GP and the present principal occupation or employment of each manager and executive officer of EPE GP. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPE GP; Other Present Principal Occupation
Dan L. Duncan
Chairman and Director

Chairman and Director of Enterprise Products GP, LLC, DEP Holdings, LLC, Enterprise Products OLPGP, Inc. and Enterprise GTMGP, LLC; President, Chief Executive Officer and Manager of both Dan Duncan LLC and DD Securities LLC

Richard H. Bachmann
Executive Vice President, Chief Legal Officer, Secretary and Director

Executive Vice President, Chief Legal Officer, Secretary and Director of Enterprise Products GP, LLC, Enterprise Products OLPGP, Inc. and Enterprise GTMGP, LLC; Executive Vice President, Chief Legal Officer and Manager of Dan Duncan LLC and DD Securities LLC

President, Chief Executive Officer  and Director of DEP Holdings, LLC

Ralph S. Cunningham
President, Chief Executive Officer and Director

Executive Vice President and Manager of Dan Duncan LLC and DD Securities LLC; Director of DEP Holdings, LLC and Enterprise Products GP, LLC;   Interim President, Interim Chief Executive Officer, Group Executive Vice President, and Chief Operating Officer  and Director of Enterprise GTMGP, LLC

W. Randall Fowler
Executive Vice President, Chief Financial Officer and Director

Executive Vice President, Chief Financial Officer and Director of Enterprise Products GP, LLC, Enterprise OLPGP, Inc. and DEP Holdings, LLC;  Executive Vice President, Chief Financial Officer, Treasurer and Manager of Dan Duncan LLC and DD Securities LLC; Senior Vice President and Treasurer of Enterprise GTMGP, LLC

William Ordemann
Executive Vice President and Chief Operating Officer

Executive Vice President and Chief Operating Officer of Enterprise Products OLPGP, Inc.; Executive Vice President of DEP Holdings, LLC; Senior Vice President of Enterprise GTMGP, LLC

7

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
ENTERPRISE PRODUCTS GP, LLC

Managers and Executive Officers of Enterprise Products GP, LLC (“EPD GP”). Set forth below is the name, current business address, citizenship, position with EPD GP and the present principal occupation or employment of each manager and executive officer of EPD GP. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPD GP; Other Present Principal Occupation
Dan L. Duncan
Chairman and Director

Chairman and Director of EPE Holdings, LLC, DEP Holdings, LLC, Enterprise Products OLPGP, Inc. and Enterprise GTMGP, LLC;  President, Chief Executive Officer and Manager of both Dan Duncan LLC and DD Securities LLC

Michael A. Creel
President, Chief Executive Officer and Director

President, Chief Executive Officer and Director of Enterprise Products OLPGP, Inc.; Director of DEP Holdings, LLC; Executive Vice President, Chief Financial Officer and Director of Enterprise GTMGP, LLC

Richard H. Bachmann
Executive Vice President, Chief Legal Officer, Secretary and Director

Executive Vice President,  Chief Legal Officer, Secretary and Director of EPE Holdings, LLC, Enterprise Products OLPGP, Inc. and Enterprise GTMGP, LLC; Executive Vice President, Chief Legal Officer, Secretary and Manager of Dan Duncan LLC and DD Securities LLC

President, Chief Executive Officer and Director of DEP Holdings, LLC

W. Randall Fowler
Executive Vice President, Chief Financial Officer and Director

Executive Vice President, Chief Financial Officer and Director of EPE Holdings, LLC, Enterprise Products OLPGP, Inc. and DEP Holdings, LLC; and Executive Vice President, Chief Financial Officer, Treasurer and Manager of Dan Duncan LLC and DD Securities LLC; Senior Vice President and Treasurer of Enterprise GTMGP, LLC

A. James Teague
Executive Vice President, Chief Commercial Officer and Director

Executive Vice President, Chief Commercial Officer and Director of DEP Holdings, LLC; Executive Vice President of Enterprise Products OLPGP, Inc. and Enterprise GTMGP, Inc.

William Ordemann
Executive Vice President and Chief Operating Officer

Executive Vice President and Chief Operating Officer of  Enterprise Products OLPGP, Inc. and EPE Holdings, LLC; Executive Vice President of DEP Holdings, LLC; Senior Vice President of Enterprise GTMGP, LLC

8

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
ENTERPRISE PRODUCTS OPERATING LLC

Managers and Executive Officers of Enterprise Products OLPGP, Inc. (“OLPGP”), the sole manager of Enterprise Products Operating LLC (“EPO”). Set forth below is the name, current business address, citizenship, position with EPO and the present principal occupation or employment of each manager and executive officer of EPO. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with OLPGP (sole manager of EPO); Other Present Principal Occupation
Dan L. Duncan
Chairman and Director

Chairman and Director of Enterprise Products GP, LLC, EPE Holdings, LLC, DEP Holdings, LLC, and Enterprise GTMGP, LLC; President, Chief Executive Officer and Manager of both Dan Duncan LLC and DD Securities LLC

Michael A. Creel
President, Chief Executive Officer and Director

President, Chief Executive Officer and Director of Enterprise Products GP, LLC; Director of DEP Holdings, LLC; Executive Vice President, Chief Financial Officer and Director of Enterprise GTMGP, LLC

Richard H. Bachmann
Executive Vice President, Chief Legal Officer, Secretary and Director

Executive Vice President, Chief Legal Officer, Secretary and Director of Enterprise Products GP, LLC, EPE Holdings, LLC and Enterprise GTMGP, LLC; Executive Vice President, Chief Legal Officer, Secretary  and  Manager of both Dan Duncan LLC and DD Securities LLC; President, Chief Executive Officer and Director of DEP Holdings, LLC

W. Randall Fowler
Executive Vice President, Chief Financial Officer and Director

Executive Vice President and Chief Financial Officer and Director of Enterprise Products GP, LLC , DEP Holdings, LLC, EPE Holdings, LLC;  Executive Vice President, Chief Financial Officer, Treasurer and Manager of  Dan Duncan LLC and DD Securities LLC; Senior Vice President and Treasurer of Enterprise GTMGP, LLC

A. J. Teague	Executive Vice President Executive Vice President, Chief Commercial Officer and Director of Enterprise Products GP, LLC and DEP Holdings, LLC; Executive Vice President of Enterprise GTMGP, LLC
William Ordemann
Executive Vice President and Chief Operating Officer

Executive Vice President and Chief Operating Officer of Enterprise Products GP, LLC and EPE Holdings, LLC; Executive Vice President of DEP Holdings, LLC; Senior Vice President of Enterprise GTMGP, LLC

9

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
ENTERPRISE PRODUCTS GTM, LLC

Managers and Executive Officers of Enterprise Products GTM, LLC (“GTM LLC”). Set forth below is the name, current business address, citizenship, position with GTM LLC and the present principal occupation or employment of each manager and executive officer of GTM LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with GTM LLC; Other Present Principal Occupation
Brian T. Harrison	Manager
Kari L. Johnson	Manager
Darryl E. Smith	Manager

10

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
ENTERPRISE GTMGP, LLC

Managers and Executive Officers of Enterprise GTMGP, LLC (“GTMGP”). Set forth below is the name, current business address, citizenship, position with GTMGP and the present principal occupation or employment of each manager and executive officer of GTMGP. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with GTMGP; Other Present Principal Occupation
Dan L. Duncan
Chairman and Director

Chairman and Director of Enterprise Products GP, LLC, EPE Holdings, LLC and DEP Holdings, LLC and Enterprise Products OLPGP, Inc.; President, Chief Executive Officer and Manager of both Dan Duncan LLC and DD Securities LLC

Richard H. Bachmann
Executive Vice President, Chief Legal Officer, Secretary and Director

Executive Vice President,  Chief Legal Officer, Secretary and Director of Enterprise Products GP, LLC, EPE Holdings, LLC and Enterprise Products OLPGP, Inc.;  Executive Vice President, Chief Legal Officer, Secretary and Manager of Dan Duncan LLC and DD Securities LLC

President, Chief Executive Officer and Director of DEP Holdings, LLC

Ralph S. Cunningham
Interim President, Interim Chief Executive Officer, Group Executive Vice President, and Chief Operating Officer and Director

Executive Vice President and Manager of Dan Duncan LLC and DD Securities LLC; President, Chief Executive Officer and Director of EPE Holdings, LLC; Director of DEP Holdings, LLC and Enterprise Products GP, LLC

Michael A. Creel
Executive Vice President, Chief Financial Officer and Director

President, Chief Executive Officer and Director of Enterprise Products OLPGP, Inc. and Enterprise Products GP, LLC; Director of DEP Holdings, LLC

A. James Teague
Executive Vice President

Executive Vice President, Chief Commercial Officer and Director of Enterprise Products GP, LLC and DEP Holdings, LLC; Executive Vice President of Enterprise Products OLPGP, Inc.

W. Randall Fowler
Senior Vice President and Treasurer

Executive Vice President, Chief Financial Officer and Director of Enterprise Products GP, LLC , DEP Holdings, LLC, EPE Holdings, LLC and Enterprise Products OLPGP, Inc.; Executive Vice President, Chief Financial Officer, Treasurer and Manager of  Dan Duncan LLC and DD Securities LLC

William Ordemann
Senior Vice President

Executive Vice President and Chief Operating Officer of Enterprise Products GP, LLC,  EPE Holdings, LLC and Enterprise Products OLPGP, Inc.;  Executive Vice President of DEP Holdings, LLC

11